Prospectus Supplement No. 3 (To Prospectus dated July 8, 2004)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-115897

DIGITAL RECORDERS, INC.

812,500 Shares of Common Stock

      This prospectus supplement relates to the offer and sale from time to time of up to 812,500 shares of common stock, $.10 par value per share, of Digital Recorders, Inc., a North Carolina corporation, by the selling shareholders named in the prospectus dated July 8, 2004, as previously supplemented by Prospectus Supplement No. 1 dated August 25, 2004 and Prospectus Supplement No. 2 dated October 1, 2004 (collectively, the “Supplements”). You should read this prospectus supplement in conjunction with the prospectus and Supplements, copies of which are being delivered with this prospectus supplement. This prospectus supplement is qualified by reference to those documents, except to the extent that the information contained in this or any other prospectus supplement supersedes the information contained in those documents.

      The information contained herein supplements the information in the prospectus by including information reported in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 7, 2004 and October 22, 2004.

      Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6 of our prospectus dated July 8, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, Supplements or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2004.

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The following information was included in Item 3.02 of Digital Recorders, Inc.’s (the “Company”) Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2004:

      On October 6, 2004, the Company completed a $5.0 million private placement of its common stock to an institutional investor. The Company sold 1,207,729 shares of common stock to the investor for $4.14 per share. In connection with the sale of its common stock to the investor, the Company issued warrants (the “Warrants”) to the investor to purchase 241,546 shares of the Company’s common stock at an exercise price of $6.00 per share. The Warrants are exercisable at any time beginning on the six-month anniversary of the date of issuance and have a term of five years. The Company paid a cash fee of $400,000 and issued warrants (the “Roth Warrants”) to Roth Capital Partners, LLC (“Roth”), its placement agent in the private placement, to purchase 120,773 shares at an exercise price of $5.28 per share, which are also exercisable at any time beginning on the six-month anniversary of the date of issuance and have a term of five years.

      The Company and the investor also entered into a registration rights agreement, which sets forth certain rights granted to the investor and Roth by the Company with respect to the registration of the resale by the investor of the shares of common stock purchased by it in the private placement and pursuant to exercise of the Warrants and the resale by Roth of the shares of common stock purchased by it pursuant to the exercise of the Roth Warrants.

      The aggregate proceeds from the sale of common stock of $5.0 million, after payment of offering expenses, are expected to be used for general working capital and other corporate purposes.

      The Company issued and sold the common stock and warrants in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

      The common stock sold to the investor in the private placement, and the warrants issued to the investor and to Roth in connection with the private placement, have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The following information was included in Items 1.01 and 5.02 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2004:

      Digital Recorders, Inc. (the “Company”) entered into an Executive Employment Agreement (the “Agreement”) effective October 25, 2004, with David N. Pilotte, for Mr. Pilotte to serve as the Company’s Vice President and Chief Financial Officer. The Agreement is for a period of one year ending October 25, 2005, and provides for a minimum annual base salary of $186,500. The Agreement also provides for discretionary additional compensation and/or bonuses or stock options. Mr. Pilotte has received a grant of stock options to purchase 30,000 shares of the Company’s common stock, subject to certain vesting provisions. In the event of a “triggering event,” which includes a change in ownership of the Company of at least 50 percent, or a merger, consolidation, reorganization or liquidation of the Company, Mr. Pilotte would be entitled to receive a lump sum payment in an amount equal to one times his annual salary, incentive and bonus payments during the most recent 12 month period, if Mr. Pilotte’s employment is terminated or his duties or authority are substantially diminished following such triggering event. The Agreement may be terminated by the Company with or without cause, or by Mr. Pilotte without cause upon 90 days’ prior written notice to the Company. The Company will be obligated to pay Mr. Pilotte a severance allowance equal to nine months’ salary if he is terminated without cause within the initial two years of employment, or, if he is terminated without cause following the initial two years of his employment, a severance allowance equal to six months’ salary. If Mr. Pilotte terminates the Agreement upon notice and without cause, he will receive compensation for earned vacation time not taken and salary for the 90-day notice period. The Agreement requires Mr. Pilotte to keep confidential certain of the Company’s technology and trade secrets, and prohibits Mr. Pilotte from engaging in business competing with the Company during his employment and for one year after termination.

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      Lawrence A. Taylor, age 57, who has served as the Company’s Secretary, Vice President and Chief Financial Officer since 1998 and as a Director since 2001, is assuming the new position of Executive Vice President of Corporate Development, effective October 25, 2004. He will continue to serve as the Company’s Secretary and as a Director.

      Effective as of October 25, 2004, the Company appointed David N. Pilotte as its new Vice President and Chief Financial Officer. From July 2001 to August 2003, Mr. Pilotte served as Executive Vice President and Chief Financial Officer of Axtive Corporation, a publicly held company that acquired software and professional service firms. Mr. Pilotte served as Vice President and Corporate Controller of American Pad & Paper Company, a publicly held converter of paper-based office products, from June 1998 to November 2000. Prior to joining American Pad & Paper Company, Mr. Pilotte had treasurer responsibilities for Baldor Electric Company and was an auditor with Rockwell International and Arthur Anderson & Company. During intervening periods, Mr. Pilotte served as an independent advisor to small and mid-sized businesses effecting financial and operational restructurings, raising private capital and serving as interim chief financial officer. Mr. Pilotte received a B.S. degree in finance from the University of Florida, an M.B.A. from the University of Houston, and is a Certified Public Accountant in Texas. Mr. Pilotte is 46 years old. The terms of Mr. Pilotte’s employment are set forth above.

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